UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)



                           Krispy Kreme Doughnuts Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    501014104
--------------------------------------------------------------------------------
                                 (CUSIP Number)

   Paul Mercer, 4400 Harding Road, Nashville, Tennessee 37205, (615) 298-8315
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 17, 2005
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)





If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Courage Special Situations Master Fund,
              L.P...............................................................
--------------------------------------------------------------------------------

         2.   Check   the  Appropriate  Box   if  a  Member   of  a  Group  (See
              Instructions)
              (a)   X...........................................................

              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)     00.........................
--------------------------------------------------------------------------------

         5.   Check if  Disclosure of Legal Proceedings  Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  Cayman Islands
--------------------------------------------------------------------------------

              7.   Sole Voting Power.................None.......................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power...............None*......................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power............None.......................
Person        ------------------------------------------------------------------
With
              10.  Shared Dispositive Power..........None*......................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              .....................4,071,380*...................................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11)......6.59%.....
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)..........PN...........


*The shares are beneficially owned by Courage Special Situations Master Fund, L.P. (the "Fund"), of which Courage Investments Inc., is the General Partner. By contract, the Fund has given Courage Capital Management, LLC ("Courage Capital"), as investment manager, the discretion to vote and dispose of those shares.


                                  Page 2 fo 16

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Courage Special Situations Fund-II, L.P.
--------------------------------------------------------------------------------

         2.   Check  the  Appropriate  Box  if   a  Member  of  a   Group   (See
              Instructions)
              (a)   X...........................................................

              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC  Use Only.....................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)    00..........................
--------------------------------------------------------------------------------

         5.   Check if  Disclosure of Legal Proceedings  Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

              7.   Sole Voting Power....................None....................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power..................None*...................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power........... ...None....................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power..............None*..................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              .........................47,380*..................................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11)...0.08%........
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)..........00...........


*The shares are beneficially owned by Courage Special Situations Fund-II, L.P. ("Courage-II"). By contract, Courage-II has given Courage Capital, as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).  Courage Investments Inc.................
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box  if   a  Member  of   a  Group  (See
              Instructions)
              (a)   X...........................................................

              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)    00..........................
--------------------------------------------------------------------------------

         5.   Check if  Disclosure of Legal Proceedings  Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  Delaware
--------------------------------------------------------------------------------

              7.   Voting Power....................None.........................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power.............None*........................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power...........None........................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power.........None*.......................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ..........................4,118,760*..............................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11)......6.67%.....
--------------------------------------------------------------------------------

         14.  Type of Reporting Person (See Instructions)..........CO...........


     *4,071,380 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 47,380 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), of which Courage Investments Inc., is the General Partner. By contract, the Funds have given Courage Capital, as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). HFR ED Special Situations Master Trust..
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box  if   a  Member  of  a  Group   (See
              Instructions)
              (a)   X...........................................................

              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)    00..........................
--------------------------------------------------------------------------------

         5.   Check if  Disclosure of Legal  Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  Bermuda
--------------------------------------------------------------------------------

              7.   Sole Voting Power....................None....................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power..................None*...................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power...............None....................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power.............None*...................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ............................378,640*..............................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11).....0.61%......
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)........00.............


*The shares are beneficially owned by HFR ED Special Situations Master Trust ("HFR"). By contract, HFR has given Courage Capital, as investment manager, the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.   Names of  Reporting Persons.  I.R.S. Identification Nos.  of above persons (entities only).  Dryden Investments BV...................
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box  if  a   Member  of  a  Group   (See
              Instructions)
              (a)   X...........................................................

              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)   00...........................
--------------------------------------------------------------------------------

         5.   Check  if Disclosure  of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  Netherlands Antilles
--------------------------------------------------------------------------------

              7.   Sole Voting Power.....................None...................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power...................None*..................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power.................None..................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power..............None*..................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ...........................236,700*...............................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11).....0.38%......
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)..........00...........


*The shares are  beneficially  owned by Dryden  Investments  BV  ("Dryden").  By
contract,   Dryden  has  given  Courage  Capital,  as  investment  manager,  the discretion to vote and dispose of those shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.   Names of  Reporting Persons. I.R.S.  Identification Nos. of  above persons (entities only).  Robin Ingram Patton.....................
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box   if  a  Member  of  a  Group   (See
              Instructions)
              (a)   X...........................................................
              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)   00...........................
--------------------------------------------------------------------------------

         5.   Check  if Disclosure of Legal Proceedings  Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

              7.   Sole Voting Power................None........................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power..............None*.......................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power...........None........................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power..........None*......................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              .........................21,200*..................................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11).....0.03%......
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)..........IN...........


*These shares are beneficially owned by Robin Ingram Patton, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). The Community Foundation of Middle
              Tennessee.........................................................
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box  if   a  Member  of  a  Group   (See
              Instructions)
              (a)   X...........................................................
              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)   00...........................
--------------------------------------------------------------------------------

         5.   Check if Disclosure of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:   Tennessee
--------------------------------------------------------------------------------

              7.   Sole Voting Power................None........................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power..............None*.......................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power...........None........................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power.........None*.......................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ............................23,700*...............................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11).......0.04%....
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions).........CO............


*These shares are beneficially owned by The Community Foundation of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.   Names of  Reporting Persons. I.R.S.  Identification Nos.  of above persons (entities only).  Courage Capital Management, LLC.........
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box  if  a  Member  of   a  Group   (See
              Instructions)
              (a)   X...........................................................

              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)    00..........................
--------------------------------------------------------------------------------

         5.   Check  if Disclosure  of Legal Proceedings Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  Tennessee
--------------------------------------------------------------------------------

              7.   Sole Voting Power.....................None...................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power...................None*..................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power.................None..................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power...............None*.................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ........................4,779,000*................................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate  Amount in Row (11) Excludes Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class  Represented  by Amount in Row (11)......7.74%...
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)..........00...........


*4,071,380 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 47,380 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), both of which Courage Investments Inc., is the General Partner. 378,640 shares are beneficially owned by HFR and 236,700 shares are beneficially owned by Dryden. By contract, Courage Capital, as investment manager, has sole discretion with respect to voting and disposition of all of these shares. 21,200 of the shares are beneficially owned by Robin Ingram Patton and the remaining 23,700 of the shares are beneficially owned by The Community Foundation Of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.   Names of  Reporting Persons.  I.R.S. Identification  Nos. of above persons (entities only). Richard C. Patton........................
--------------------------------------------------------------------------------

         2.   Check   the  Appropriate  Box   if  a  Member  of  a   Group  (See
              Instructions)
              (a)   X...........................................................
              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)   00...........................
--------------------------------------------------------------------------------

         5.   Check if  Disclosure of Legal Proceedings Is  Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

              7.   Sole Voting Power................4,779,000*..................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power..........................................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power...........4,779,000*..................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power.....................................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ........................4,779,000*................................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

        13.   Percent of Class Represented by Amount in Row (11).....7.74%......
--------------------------------------------------------------------------------

        14.   Type of Reporting Person (See Instructions)...........IN..........

  *4,071,380 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 47,380 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), both of which Courage Investments Inc., is the General Partner. 378,640 shares are beneficially owned by HFR and 236,700 shares are beneficially owned by Dryden. By contract, Courage Capital, as investment manager, has sole discretion with respect to voting and disposition of all of these shares. 21,200 of the shares are beneficially owned by Robin Ingram Patton and the remaining 23,700 of the shares are beneficially owned by The Community Foundation Of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares. Richard C. Patton is a principal of Courage Capital.

CUSIP No. 501014104
--------------------------------------------------------------------------------

         1.   Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).  Donald Farris...........................
--------------------------------------------------------------------------------

         2.   Check  the   Appropriate  Box  if   a  Member  of  a  Group   (See
              Instructions)
              (a)   X...........................................................
              (b)   ............................................................
--------------------------------------------------------------------------------

         3.   SEC Use Only......................................................
--------------------------------------------------------------------------------

         4.   Source of Funds (See Instructions)  00............................
--------------------------------------------------------------------------------

         5.   Check if  Disclosure of Legal Proceedings  Is Required Pursuant to
              Items 2(d) or 2(e)................................................
--------------------------------------------------------------------------------

         6.   Citizenship or Place of Organization:  United States
--------------------------------------------------------------------------------

              7.   Sole Voting Power................4,779,000*..................
Number of     ------------------------------------------------------------------
Shares
Beneficially  8.   Shared Voting Power..........................................
Owned by      ------------------------------------------------------------------
Each
Reporting     9.   Sole Dispositive Power............4,779,000*.................
Person        ------------------------------------------------------------------
With
             10.   Shared Dispositive Power.....................................
--------------------------------------------------------------------------------

        11.   Aggregate  Amount  Beneficially  Owned  by Each  Reporting  Person
              ..........................4,779,000*..............................
--------------------------------------------------------------------------------

        12.   Check if the Aggregate Amount in Row (11) Excludes  Certain Shares
              (See Instructions)................................................
--------------------------------------------------------------------------------

         13.  Percent of Class Represented by Amount in Row (11)......7.74%.....
--------------------------------------------------------------------------------

         14.  Type of Reporting Person (See Instructions).........IN............


*4,071,380 of shares are beneficially owned by Courage Special Situations Master Fund, L.P. and 47,380 of shares are beneficially owned by Courage Special Situations Fund-II, L.P. (collectively, the "Funds"), both of which Courage Investments Inc., is the General Partner. 378,640 shares are beneficially owned by HFR and 236,700 shares are beneficially owned by Dryden. By contract, Courage Capital, as investment manager, has sole discretion with respect to voting and disposition of all of these shares. 21,200 of the shares are beneficially owned by Robin Ingram Patton and the remaining 23,700 of the shares are beneficially owned by The Community Foundation Of Middle Tennessee, however, Courage Capital exercises sole discretion with respect to voting and disposition of these shares. Donald Farris is a principal of Courage Capital.

Item
1.       Security and Issuer

Common Stock, no par value
Krispy Kreme Doughnuts Inc. ("Issuer")
370 Knollwood St., Ste. 500
Winston-Salem, North Carolina  27103

Item
2.       Identity and Background

         (a) Names: Courage Special Situations Master Fund, L.P. ("Master Fund"); Courage Special Situations Fund-II, L.P. ("Courage-II"); HFR ED Special Situations Master Trust
                  ("HFR"); Dryden Investments BV ("Dryden"); Robin Ingram Patton; The Community Foundation of Middle Tennessee ("Community Foundation"); Courage Capital Management, LLC ("Courage Capital"); Richard C. Patton; and Donald Farris (collectively "the Filers")

         (b)      See page 13 for addresses.

         (c)      Investment   Management;   Private   Investment   Funds;   and
                  Individual Investors

         (d)      None.

         (e)      None.

         (f)      Robin Ingram Patton,   Richard   Patton and Donald  Farris are
                  citizens of the United States. See pages 2 - 11 of cover pages for place of organization of each entity.

Item
3.       Source and Amount of Funds or Other Consideration

Funds were provided by limited partners investing in the private investment funds and funds from separately managed investment accounts.

         HFR ED Special Situations Master Trust
         c/o HFR Asset Management, L.L.C.
         10 S. Riverside Plaza, Suite 1450
         Chicago, IL  60606

         Dryden Investments BV
         c/o Intimis Management Company NV
         John B. Gorsiraweg 14
         Curacao, Netherlands Antilles

         Courage Capital Management, LLC
         Richard C. Patton and Donald Farris
         4400 Harding Road
         Nashville, TN  37205

         Courage Special Situations Master Fund, L.P.
         Scotiatrust, 3rd Floor
         Scotia Center, Cardinal Avenue
         P.O. Box 501GT
         George Town, Grand Cayman
         Cayman Islands

         Courage Special Situations Fund-II, L.P. and Courage Investments Inc. 1403 Foulk Road, Suite 106-D
         Wilmington, Delaware  19803

         Robin Ingram Patton
         1600 Chickering Road
         Nashville, Tennessee  37215

         The Community Foundation of Middle Tennessee
         3833 Cleghorn Avenue, Suite 400
         Nashville, Tennessee  35215

Item
4.       Purpose of Transaction

         (a) The Filers have no express plans for the acquisition or disposition of securities of Issuer, other than as prudent for proper investment management of the Funds and as otherwise may be obtained as a result of item (e) below.

         (b)      See item (e).

         (c)      None.

         (d)      None.

         (e) The Filers continue to acquire Issuer's common stock in the ordinary course of business as disclosed in 4(a) above. No additional contact between Richard Patton and management of Issuer has been made since March 11, 2005, the date the initial Schedule 13D was filed with the Securities and Exchange Commission. As previously stated in the initial
                  Schedule 13D, if requested by Issuer, Courage Capital would be willing to assist Issuer in its capital raising efforts by causing accounts it manages to provide capital to the Issuer. Any such transaction might entail a provision whereby accounts managed by Courage Capital would acquire additional equity securities of Issuer.

         (f)      None.

         (g)      None.

         (h)      None.

         (i)      None.

         (j)      None.

Item
5.       Interest in Securities of the Issuer

         (a)      See pages 2 - 11 of cover pages.

         (b)      See pages 2 - 11 of cover pages.

         (c) The following identifies open-market transactions made by or on behalf of Filers involving Issuer's common stock since March 11, 2005, the date Filers initially filed the Schedule 13D with the Securities and Exchange Commission:

               -----------------------------------------------------------------
               MasterFund
               -----------------------------------------------------------------
                 Date            Shares          Price           Buy /Sell
                 ----            ------          -----           ---------
               -----------------------------------------------------------------
                03/11/05         86,000           7.18             Buy
               -----------------------------------------------------------------
                03/14/05         103,200          7.89             Buy
               -----------------------------------------------------------------
                03/16/05         209,840          7.51             Buy
               -----------------------------------------------------------------

                03/17/05        344,000           7.46             Buy
               -----------------------------------------------------------------


               -----------------------------------------------------------------
                 Courage-II
               -----------------------------------------------------------------
                  Date          Shares           Price           Buy /Sell
                  ----          ------           -----           ---------
               -----------------------------------------------------------------
                03/11/05          1,000           7.18             Buy
               -----------------------------------------------------------------
                03/14/05          1,200           7.89             Buy
               -----------------------------------------------------------------
                03/16/05          2,440           7.51             Buy
               -----------------------------------------------------------------
                03/17/05          4,000           7.46             Buy
               -----------------------------------------------------------------


               -----------------------------------------------------------------
                 HFR
               -----------------------------------------------------------------
                  Date           Shares          Price           Buy /Sell
                  ----           -------         -----           ---------
               -----------------------------------------------------------------
                03/11/05           8,000          7.18             Buy
               -----------------------------------------------------------------
                03/14/05           9,600          7.89             Buy
               -----------------------------------------------------------------
                03/16/05          19,520          7.51             Buy
               -----------------------------------------------------------------
                03/17/05          32,000          7.46             Buy
               -----------------------------------------------------------------


               -----------------------------------------------------------------
                 Dryden
               -----------------------------------------------------------------
                  Date           Shares           Price          Buy /Sell
                  ----           ------           -----          ---------
               -----------------------------------------------------------------
                03/11/05          5,000            7.18             Buy
               -----------------------------------------------------------------
                03/14/05          6,000            7.89             Buy
               -----------------------------------------------------------------
                03/16/05         12,200            7.51             Buy
               -----------------------------------------------------------------
                03/17/05         20,000            7.46             Buy
               -----------------------------------------------------------------


               -----------------------------------------------------------------
                 Robin Ingram Patton
               -----------------------------------------------------------------
                  Date           Shares           Price           Buy /Sell
                  ----           ------           -----           ---------
               -----------------------------------------------------------------
                03/03/05         21,200            5.98              Buy
               -----------------------------------------------------------------


               -----------------------------------------------------------------
                 Community Foundation
               -----------------------------------------------------------------
                  Date           Shares           Price          Buy /Sell
                  ----           ------           -----          ---------
               -----------------------------------------------------------------
                 03/03/05        21,300            5.98             Buy
               -----------------------------------------------------------------
                 03/09/05         2,400            7.55             Buy
               -----------------------------------------------------------------


         (d) Limited partners of the funds will be allocated their proportionate share of dividends and proceeds, as will individually managed accounts. No single limited partner interest or individual account relates to more than 5% of the class of securities.

         (e)      N/A.

Item
6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         None.

Item
7.       Material to Be Filed as Exhibits

         N/A

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2005
--------------------------------------------------------------------------------
Date

/s/ Richard C. Patton
--------------------------------------------------------------------------------
Signature

Richard C. Patton, Chief Manager of Courage Capital Management, LLC
--------------------------------------------------------------------------------
Name/Title